

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

<u>Via E-mail</u>
Mr. Mingwang Lu
Chairman of the Board and Chief Executive Officer
China Gerui Advanced Materials Group Limited
1 Shuanghu Development Zone, Xinzheng City
Zhengzhou, Henan Province, China 451191

      RE: China Gerui Advanced Materials Group Limited
              Form 20-F for Fiscal Year Ended December 31, 2010
              Filed April 19, 2011
              File No. 1-34532

Dear Mr. Lu:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Terence O'Brien

                          Terence O'Brien
                          Accounting Branch Chief